UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of July 2010
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:☐ Yes ☑No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated July 16, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Yuqing Jing
Name:	Yuqing Jing
Title:	Corporate Secretary

Dated:  July 19, 2010

Exhibit No.	Description
1.	Press release, dated July 16, 2010.

Exhibit 1

Jinpan International Announces Preliminary Second Quarter 2010 Financial Results

CARLSTADT, N.J., July 16 /PRNewswire-FirstCall/ -- Jinpan International Ltd. (Nasdaq:JST - News), a leading designer, manufacturer, and distributor of cast resin transformers for voltage distribution equipment, today announced preliminary financial results for the second quarter ended June 30, 2010.

The Company reported preliminary unaudited net sales for the second quarter of 2010 of $36.8 million, a 10% decrease from $40.9 million for the same period last year. Domestic sales accounted for $30.5 million of revenue while international sales represented $6.3 million. Preliminary second quarter net income and diluted earnings per share are expected to be approximately $2.0 million and $0.12, respectively. Second quarter 2010 net income was adversely impacted by a $2.5 million increase in income taxes related to the distribution of profits from subsidiaries to the parent company, Jinpan International, Ltd.

Second quarter preliminary gross profit is expected to be $16.0 million, or 43.4% of revenue, compared to $19.0 million, or 46.6% in the prior year period.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan, commented, “While demand from domestic customers has been strong, orders in our international business have taken longer to materialize than originally anticipated. Although the framework supply agreements we signed with a primary OEM customer in early 2010 indicated increased demand for 2010, we do not believe that we will be able to realize the revenue from many of these orders in 2010 due to the delayed placement of orders by the OEM customer.

“Domestically, demand remains solid but we continue to face a competitive price environment in China due to depressed prices of silicon steel, a significant component in cast resin transformers. This allows smaller manufacturers to compete aggressively with Jinpan on price. For 2010, we expect domestic sales volume for our products to increase approximately 10% while pricing in our domestic business is expected to decline approximately 20% compared to last year.”

Mr. Li continued, “In 2008, China changed its tax law structure where profits generated from Chinese companies distributed to a foreign company incur a 10% income tax. At the end of June, our Chinese subsidiaries paid a one-time tax expense of approximately $2.5 million incurred by the allocation of approximately $25 million for profit distribution to the parent Company.

“At this time, we are reducing our guidance for the full year. We now estimate net sales for 2010 will decrease approximately 10-15% compared to net sales in 2009. Net income is expected to decline 45-50% as compared to 2009, primarily due to delayed international orders and more taxes incurred this year.

“We remain confident in our business prospects despite slower than anticipated orders in our international business. Domestic demand continues to grow and we are making further progress with our efforts to diversify our international customer base. We have backlog of approximately $55-60 million at the end of June 2010 and believe that approximately 90% of the backlog will be shipped in 2010,” Mr. Li concluded.

Jinpan plans to release its second quarter earnings results and conduct an earnings conference call in early August. Specific information related to the date and time of the call will be released at a later date.

About Jinpan International Ltd.

Jinpan International Ltd. (Nasdaq:JST - News) designs, manufactures, and markets cast resin transformers for power distribution and wind energy products. Jinpan’s cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO1401 certifications of its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Carlstadt, New Jersey.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, the following:

s	our ability to successfully implement our business strategy;

s
the impact of existing and new competitors in the markets in which we compete, including competitors that may offer less expensive products and services, more desirable or innovative products or technological substitutes, or have more extensive resources or better financing;

s	the effects of rapid technological changes and vigorous competition in the markets in which we operate;

s	uncertainties about the future growth in electricity consumption and infrastructure development in the markets in which we operate;

s	other factors or trends affecting the industry generally and our financial condition in particular;

s	the effects of the higher degree of regulation in the markets in which we operate;

s	the effects of additional or higher taxes in the countries in which we operate;

s	general economic and political conditions in the countries in which we operate or other countries which have an impact on our business activities or investments;

s	the monetary and interest rate policies of the countries in which we operate;

s	changes in competition and the pricing environments in the countries in which we operate;

s	exchange rates; and

s
other factors listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2009 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.